SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                   FORM 12B-25


                                                COMMISSION FILE NUMBER:  0-29672
                                                                        --------


                           NOTIFICATION OF LATE FILING
                           ---------------------------


                                  (Check  One):

  [  ]  Form 10-K     [  ]  Form 11-K     [  ]  Form 20-F     [ X ]  Form 10-Q

For  Period  Ended:    December 31, 1999

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART  I-  REGISTRANT  INFORMATION
---------------------------------

Full Name of Registrant: Forecross  Corporation
                         ----------------------
Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 90 New Montgomery St.
                                                           ---------------------
City, State and Zip  Code: San  Francisco,  California  94105
                           ----------------------------------

PART  II  -  RULE  12B-25(B)AND  (C)
------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without  unreasonable  effort  or  expense;

[ X ]   (b)  The subject annual report or portion thereof will be  filed  on  or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date:
             and

[   ]   (c)  The accountant's  statement  or  other  exhibit  required  by  Rule
             12b-25(c) has been attached if applicable.


PART  III  -  NARRATIVE
-----------------------

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.


     The  Registrant's  Quarterly  Report  on  Form  10-Q for  the quarter ended
     ---------------------------------------------------------------------------
     December 31, 1999  could not  be filed  within the  prescribed  time period
     ---------------------------------------------------------------------------
     because  the  Registrant  has   experienced   unanticipated  delays  in the
     ---------------------------------------------------------------------------
     collection and  compilation of  certain information required to be included
     ---------------------------------------------------------------------------
     in the Form 10-Q,  and  in  the completion of the drafting of the Form 10-Q
     ---------------------------------------------------------------------------
     for filing.   Such delays could not be eliminated by the Registrant without
     ---------------------------------------------------------------------------
     unreasonable effort or expense.    The  Form 10-Q  will be filed as soon as
     ---------------------------------------------------------------------------
     practicable,  but in no event later than the fifth calendar  day  following
     ---------------------------------------------------------------------------
     the prescribed due date.
     ------------------------

PART  IV  -  OTHER  INFORMATION
-------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

             Andrew  J.  Cosentino,  Esq.                    (212)  801-9304
             ----------------------------                    ---------------
             (Name)                            (Area  Code)  (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed?    If  the  answer  is  no,  identify  report(s):

                                              [ X ]   Yes             [   ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [ X ]   Yes             [   ]   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     Gross revenue for the  first  quarter of fiscal year 2000 was $1,400,000 as
     ---------------------------------------------------------------------------
     compared to $760,000 for the same period in fiscal year 1999. This increase
     ---------------------------------------------------------------------------
     in revenue reflected the completion of a number of year 2000 projects prior
     ---------------------------------------------------------------------------
     to the year end deadline, with approximately half of the gross revenue from
     ---------------------------------------------------------------------------
     higher margin renovation work.  Cost of revenue was $550,000 in the current
     ---------------------------------------------------------------------------
     period  as  compared  to $643,000  a  year ago.  The  reduction in cost was
     ---------------------------------------------------------------------------
     attributable to improved efficiencies in year 2000 analysis and  renovation
     ---------------------------------------------------------------------------
     process.  Gross margin was $850,000 versus $117,000 year to year. Operating
     ---------------------------------------------------------------------------
     expenses were $760,000 in 2000,  compared to  $752,000  last year.  The net
     ---------------------------------------------------------------------------
     loss for the first quarter 2000 was the $35,000 versus $769,000 a year ago.
     ---------------------------------------------------------------------------

                              FORECROSS CORPORATION
                              ---------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    February 14, 2000            By:    /s/ Bernadette C. Castello
                                      Name:  Bernadette  C. Castello
                                      Title: Senior Vice President and
                                             Chief Financial Officer